1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

April 30, 2015

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”), SEC File Numbers 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to comments you provided to Joshua Katz and me in a telephonic discussion on March 11, 2015, with respect to your review of Post-Effective Amendment No. 58 (“PEA No. 58”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 4, 2015. PEA No. 58 was made for the purpose of updating disclosure related to changes to the investment objective and investment strategy of the Goldman Sachs Global Markets Navigator Fund (the “Fund”) (effective April 29, 2015, the Fund’s name will change to “Goldman Sachs Global Trends Allocation Fund”), which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: Please complete and/or update missing and bracketed information, as appropriate, in the Prospectus, Statement of Additional Information (“SAI”) and Part C.

Response: The Fund has incorporated the comment.

2.	Comment: Please make conforming changes in the Prospectus and/or SAI for the Fund’s Institutional Shares in response to these comments, as appropriate.

Response: The Fund has incorporated the comment.

3.	Comment: Please confirm that the series and class identifiers on the EDGAR filing system reflect the Fund’s new name.

Response: The Fund hereby confirms that the EDGAR series and class identifiers reflect the Fund’s new name, and those of its share classes.

4.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

Prospectus

Name of the Fund

5.	Comment: As the Fund’s name includes the word “global,” please revise the Fund’s principal strategy to state how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011).

Response: The Fund has incorporated the comment.

Fee Table

6.	Comment: To the extent that the Fund’s new investment objective and principal investment strategies will have a material effect on fees, please reflect the current fees in the fee table and include a footnote that they have been restated to reflect current fees.

Response: The Fund hereby confirms that changes to its investment objective and principal investment strategies are not expected to have a material effect on fees. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

7.	Comment: In light of the changes to the Fund’s objective and strategy, consider including a footnote to the acquired fund fees line item in the fee table noting that acquired fund fees are estimated for the current fiscal year.

Response: The Fund hereby confirms that changes to its investment objective and principal investment strategies are not expected to have a material effect on acquired fund fees. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Principal Strategy

8.	Comment: Please consider revising the Fund’s principal investment strategy to explain how the Fund may follow “global trends,” as suggested by the Fund’s new name.

Response: The Fund has incorporated the comment.

9.	Comment: Please review and, as appropriate, revise the Fund’s principal investment strategy in light of the plain English requirements under Rule 421(d) of the Securities Act of 1933 and recent SEC staff (the “Staff”) guidance. See Division of Investment Management, Guidance Update, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014). The Staff notes that concepts such as “control mechanisms to manage volatility” and “distressed markets” may not be commonly understood by investors.

Response: The Fund has incorporated the comment.

10.	Comment: In light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010), please consider revising the disclosure regarding derivatives in the Fund’s principal investment strategy to more specifically describe the Fund’s expected investments, and remove any broad or over inclusive statements such as “[t]he Fund’s derivative investments may include . . . .” Similarly, please consider revising the “Derivatives Risk” to include risks that are specific to the particular types of derivatives instruments in which the Fund expects to invest.

Response: The Fund hereby confirms that it believes that its derivatives-related disclosure is appropriate.

11.	Comment: Please remove the last sentence in the Fund’s principal investment strategy regarding the blended benchmark given that the Fund’s strategy does not make any reference to tracking a benchmark or an index.

Response: The Fund notes that all funds in the Goldman Sachs mutual fund complex disclose the benchmark index in the principal investment strategy section of the prospectus, as GSAM believes it is useful to provide investors with the standard against which the performance of the Fund’s strategy can be measured.

Principal Risks

12.	Comment: Given the Fund’s principal strategy of investing in equities, please consider adding “equity risk” or “stock risk” as a principal risk. In the alternative, consider adding relevant disclosure to “market risk.” In addition, the Fund identifies “Mid-Cap and Small-Cap Risk” as a principal risk, but does not mention such investments in its principal investment strategy. Please address this inconsistency by either adding relevant disclosure to the principal investment strategy, or removing “Mid-Cap and Small-Cap Risk” as a principal risk.

Response: The Fund has incorporated the comment.

13.	Comment: Given the Fund’s allocation strategy, please consider adding “sector risk.”

Response: The Fund notes that it does not intend to allocate its assets in any particular sector as part of its principal investment strategy and any investments in specific sectors may vary over time. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

14.	Comment: Consider including a “cash” or “cash equivalent” risk given the Fund’s ability to invest up to 100% of its assets in such securities.

Response: As disclosed in the Fund’s principal investment strategy, the Fund only intends to invest significant amounts of cash or cash equivalents in “distressed or volatile market environments.” The Fund therefore believes that such investments do not rise to the level of a risk of investing in the Fund. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

15.	Comment: Please consider disclosing the risk that each specified risk factor poses to the Fund. For example, for “Derivatives Risk,” consider disclosing that the Fund can lose more money than it has invested. In addition, for “Portfolio Turnover Rate Risk,” consider explaining that portfolio turnover could have an effect on performance as expenses increase.

Response: The Fund believes that the disclosure in the Risks of the Fund section of the Prospectus adequately describes the circumstances reasonably likely to affect adversely the Fund’s net asset value, as required by Form N-1A. In addition, the Fund believes that, where risk disclosure describes the potential for loss or increased expenses, it is clear to investors that such factors may impact the Fund’s performance. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Performance

16.	Comment: In the Average Annual Total Return table, please disclose the performance figures for the Goldman Sachs Global Markets Navigator Index™, as the Fund changed its index from the prior fiscal year.

Response: The Fund has incorporated the comment.

17.	Comment: Consider deleting the section Additional Performance Information, as this information is already adequately disclosed in the performance section of the Prospectus.

Response: The Fund believes that information in this section is useful to investors because it clarifies the applicable period of the highest and lowest quarterly returns that are disclosed next to the performance bar chart. The Fund believes that, absent such information, investors could misinterpret these figures as being applicable to the entire historical performance of the Fund. In addition, the Fund notes that all funds in the Goldman Sachs mutual fund complex provide such information. Accordingly, the Fund respectfully declines make any changes in response to this comment.

Service Providers

18.	Comment: Please revise the disclosure regarding Goldman Sachs’ investment of seed capital in the Fund in order to clarify how Goldman Sachs may take an offsetting position in the Fund’s benchmark, which is a composite of two indices. The Staff notes that one cannot directly invest in an index.

Response: All funds in the Goldman Sachs mutual fund complex include this language in order to disclose a potential source of conflict of interest. While the Fund recognizes that one cannot directly invest in an index, the disclosure does not describe an investment strategy of a fund, but rather a practice that may be used by Goldman Sachs & Co. The Fund therefore believes that it would be inappropriate and potentially confusing to investors to include a description of the mechanics of such a practice. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Appendix

19.	Comment: Please include disclosure that taking temporary defensive positions may be inconsistent with the Fund’s principal investment strategies.

Response: The Fund notes that this disclosure is already included in the Investment Management – Principal Investment Strategies section of the Prospectus. In addition, in order to streamline disclosure in the Prospectus, the Fund has removed the duplicative Temporary Investments Risk disclosure from the Appendix.

20.	Comment: To the extent that a significant part of the Fund’s investment strategy involves engaging in foreign currency transactions with non-U.S. counterparties where either the Fund or the non-U.S. counterparty is not required to post cash collateral, consider briefly disclosing as such in response to Item 9 of Form N-1A.

Response: The Fund does not currently engage in such transactions as a principal investment strategy. To the extent that the Fund anticipates doing so, the Fund will consider revising its disclosure accordingly.

Statement of Additional Information

Investment Restrictions

21.	Comment: Please consider moving to the Non-Fundamental Investment Restrictions section language in the Money Market Fund’s second fundamental investment restriction which states that the Money Market Fund has a non-fundamental policy to not engage in reverse repurchase transactions.

Response: The Registrant has incorporated the comment.

22.	Comment: The Staff notes the following disclosure in the Non-Fundamental Investment Restrictions section of the SAI: “[A]ny limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities by a Fund.” With respect to the Funds’ policies on percentage limitations, please revise the text to clarify that the 15% limitation on illiquid investments is not limited to the time of purchase of such securities. In addition, please consider describing the corrective actions that will be taken to restore the proper portfolio percentage of such securities.

Response: We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with applicable SEC guidance and current market practice. In accordance with SEC guidance, a fund may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the fund’s net assets to be invested in illiquid securities. See “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992) (“Guidance”).

The Guidance states that the SEC “expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity” (emphasis added). While the Guidance suggests that a fund that has reached the 15% limit should consider corrective measures, the Guidance does not require automatic corrective measures to reduce the percentage of illiquid securities to 15% when that limit is exceeded due to outflows, market changes or other circumstances. The Fund has adopted guidelines under which the Fund’s investment adviser monitors the liquidity of the Fund’s portfolio securities in accordance with the Guidance.

Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Management of the Fund

23.	Comment: Please consider revising footnote 3 to the Trustees of the Trust table to clarify that shares of the Registrant are only sold to separate accounts and not directly to the public.

Response: The Registrant believes that disclosure throughout the Registration Statement adequately informs investors that shares of the Registrant are only offered to separate accounts. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 649-8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:	Andrew Murphy, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

[INSERT GOLDMAN SACHS LETTERHEAD]

Exhibit A

April 30, 2015

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”), SEC File Numbers 333-35883 and 811-08361

Dear Mr. Gregory:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.